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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MUSICLAND STORES CORPORATION
(Name of Subject Company)

MUSICLAND STORES CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

62758B109
(CUSIP Number of Class of Securities)

Jack W. Eugster
Chairman, Chief Executive Officer and President
Musicland Stores Corporation
10400 Yellow Circle Drive
Minnetonka, Minnesota 55343
(952) 931-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

COPY TO:
James C. Melville
Kaplan, Strangis and Kaplan, P.A.
90 South Seventh Street
5500 Wells Fargo Center
Minneapolis, Minnesota 55402
(612) 375-1138

/ /	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Item 1.  Subject Company Information

Name and Address.

    The name of the subject company is Musicland Stores Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 10400 Yellow Circle Drive, Minnetonka, Minnesota 55343. The telephone number of the Company at its principal executive offices is (952) 931-8000.

Securities.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated preferred share purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of March 13, 2000, and amended on December 6, 2000 (the "Rights Agreement"), by and between the Company and Wells Fargo Bank Minnesota, N.A., formerly known as Norwest Bank Minnesota, National Association (the "Rights Agent"). As of December 5, 2000, there were 32,125,155 shares of Common Stock outstanding.

Item 2.  Identity and Background of Filing Person

Name and Address.

    The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

Tender Offer.

    This Statement relates to the tender offer by EN Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to purchase all of the outstanding shares of Common Stock and the associated Rights (shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $12.55 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on December 21, 2000.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 6, 2000, by and among Best Buy, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a direct, wholly owned subsidiary of Best Buy. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Best Buy, any of its subsidiaries (including the Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is summarized in Section 12 of the Purchaser's Offer to Purchase.

    The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock that, together with the shares then owned by the Purchaser and Best Buy, would represent at least 67% of the total number of outstanding shares of Common Stock on a fully diluted basis (the "Minimum Tender Condition") and (ii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to certain other conditions set forth in Annex A to the Merger Agreement.

    The Schedule TO states that the principal executive offices of Best Buy and the Purchaser are located at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344 and the telephone number is (952) 947-2000. All information in this Statement or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser or Best Buy, and the Company assumes no responsibility therefor.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference in its entirety. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, Best Buy or their respective executive officers, directors or affiliates.

The Merger Agreement.

    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 14, respectively, of the Offer to Purchase and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

Stock Option Agreement.

    Concurrently with the execution of the Merger Agreement, the Company entered into a stock option agreement (the "Top-Up Option Agreement") with Best Buy and the Purchaser, which provides that, if as of the date Shares tendered pursuant to the Offer are accepted for payment (the "Acceptance Date"), the Purchaser has acquired more than 67% but less than 90% of the Common Stock then outstanding, then the Purchaser may exercise its option to purchase that number of Shares equal to the number of Shares that, when added to the number of Shares owned by the Purchaser, will constitute 90% of the Shares (the "Top-Up Option") at a purchase price equal to the Offer Price. A summary of the material provisions of the Top-Up Option Agreement is contained in Section 12 of the Offer to Purchase, which is filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Top-Up Option Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement.

    The summary of the mutual nondisclosure, nonsolicitation and exclusivity agreement (the "Confidentiality Agreement") dated August 31, 2000, contained in Section 12 of the Offer to Purchase and filed as an exhibit to the Schedule TO is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Stock Options.

    Pursuant to resolutions adopted by the Company's Board of Directors at the special meeting held on December 6, 2000, all options to purchase Shares (each, a "Company Option") granted to employees and directors under the Company's stock option plans will vest upon acceptance for payment of Shares tendered pursuant to the Offer (the "Acceptance Date").

    The Merger Agreement provides that Best Buy and the Company will take all actions necessary to provide that, as of the Effective Time, each holder of an outstanding and unexercised Company Option which has an exercise price below the Merger Consideration (the "In the Money Options"), will be cancelled. In consideration of the cancellation of the In the Money Options, Best Buy will, or will cause the Purchaser to, pay cash in an amount equal to the number of Shares subject to such Company Option times the excess of the Offer Price over the exercise price per Share of the Company Option, less applicable withholding taxes.

    In the Merger Agreement, each outstanding and unexercised Company Option which is not an In the Money Option (each, an "Out of the Money Option"), will be assumed by Best Buy and converted, at the Effective Time, into fully vested options (each, a "Best Buy Option") to purchase a number of shares of common stock of Best Buy, par value $0.10 per share ("Best Buy Shares"), equal to the number of Shares subject to the original Company Option times the Exchange Ratio (as defined below), at a per Best Buy Share exercise price equal to the per share exercise price of the original Company Option divided by the Exchange Ratio (as defined below). Each Out of the Money Option assumed by Best Buy will continue to have the same terms and conditions set forth in the Company's stock option plans and the agreements evidencing such options immediately prior to the Effective Time, except for the adjustments described above.

    The term "Exchange Ratio" means the ratio of (y) the Offer Price to (x) the Best Buy Measurement Price. The "Best Buy Measurement Price" is determined by dividing (i) the Total Weighted Trading Price by (ii) the Total Trading Volume. The "Total Weighted Trading Price" is the sum of the Weighted Trading Prices for the ten trading days ending on the third trading day immediately preceding the Effective Time (the "Measurement Period"). The "Weighted Trading Price" for any trading day is (i) the Total Trading Volume multiplied by (ii) the closing sale price of one share of Best Buy Common Stock on the New York Stock Exchange for such trading day. The "Total Trading Volume" is the sum of the daily volumes of Best Buy Common Stock on the New York Stock Exchange for each trading day during the Measurement Period.

    For example, assuming a holder has an "Out of the Money Option" to purchase 100 shares of Common Stock at an exercise price of $15.00, and assuming further that the "Best Buy Measurement Price" is $24.50, the number of Best Buy Options such holder is entitled to receive, and the exercise price of those Best Buy Options, would be determined as follows:

Exchange Ratio = $12.55 divided by $24.50 = .5122

Number of Best Buy Options = 100 multiplied by .5122 = 51.22

Exercise Price of Best Buy Options = $15.00 divided by .5122 = $29.29

    The Company has agreed to use its reasonable best efforts to obtain all necessary consents of holders of Company Options, and payment may be withheld by Best Buy in respect of a Company

Option until all necessary consents in respect of such Option are obtained. As soon as practicable after the Effective Time, Best Buy will file a registration statement on Form S-8 which will register the shares of Best Buy's common stock subject to assumed Out of the Money Options and will use reasonable effort to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

Interests of Certain Persons.

    In considering the recommendation of the Board of Directors of the Company set forth in Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and the Board of Directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement, which are described herein and in Annex B hereto, that are in addition to their interests as Company stockholders and option holders generally and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts of interests and considered them along with the other factors described in Item 4 below.

    In addition, stockholders should be aware that, simultaneously with the execution of the Merger Agreement, Best Buy and Purchaser entered into a Shareholder Support Agreement dated as of December 6, 2000, (the "Shareholder Support Agreements") with each of the following stockholders of the Company: Jack W. Eugster, Keith A. Benson, Kenneth F. Gorman, William A. Hodder, Josiah O. Low, III, Terry T. Saario, Alfred and Annie Teo, M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr. Tom F. Weyl and Michael W. Wright. The parties to the Shareholder Support Agreements have represented that collectively, they have voting and dispositive control over 10,956,784 shares which represented approximately 34% of the outstanding Shares as of December 5, 2000. Pursuant to the Shareholder Support Agreements the parties have agreed, among other things, to tender all such Shares pursuant to the Offer and have agreed to vote such Shares in favor of the Merger. A summary of the material provisions of the Shareholder Support Agreements is contained in Section 12 of the Offer to Purchase and is filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Shareholder Support Agreements which have been filed as Exhibits (e)(4) through (e)(13) hereto and are incorporated herein by reference.

Employment and Consulting Agreements

    Employment Agreements.  The purchase of shares of Common Stock pursuant to the Offer will constitute a "change of control" for purposes of the employment agreements the Company has entered into with Jack W. Eugster, the Company's Chairman, Chief Executive Officer and President, and Keith A. Benson, the Company's Vice Chairman and Chief Financial Officer, and two other members of senior management. The Company's employment agreements with Messrs. Eugster and Benson are more fully described in the Information Statement attached as Annex B to this Statement.

    On December 6, 2000, concurrent with the execution of the Merger Agreement, Messrs. Eugster and Benson each entered into a First Amendment and Clarification to Employment Agreement with the Company, Musicland Group, Inc., the Company's operating subsidiary, and Best Buy (the "Amendments to Employment Agreements"), which provide, among other things, that the Company will pay a lump-sum cash payment to these executives prior to December 30, 2000 in satisfaction of all severance, retirement, deferred compensation, other payments and benefits they would otherwise be entitled to receive if they remained as executives of the Company or as a result of the termination of their employment following a change of control.

    Mr. Eugster's Amendment to Employment Agreement provides that he will receive from the Company an aggregate payment of approximately $16.8 million, subject to normal withholding, consisting of (1) $2.2 million with respect to the base salary continuation payment following a change of control; (2) $3.0 million with respect to the annual incentive plan continuation payment following a change of control; (3) $1.6 million with respect to the performance cycle under the long-term incentive plan; (4) $0.5 million with respect to the deferred portion of 1998 and 1999 payments that were earned in such prior years, but have not yet been paid, under the annual incentive plan, including earnings per share growth amounts attributable to such deferred portions; and (5) $9.5 million with respect to supplemental retirement benefits payable under the supplemental employee retirement plan. At the Effective Time of the Merger, Mr. Eugster will resign as an officer and employee of the Company and, assuming Mr. Eugster has received the payments described above, his employment agreement will be terminated and he will become a consultant to Best Buy in accordance with a separate Consulting Agreement, which is described below.

    Mr. Benson's Amendment to Employment Agreement provides that he will receive from the Company an aggregate payment of approximately $4.3 million, subject to normal withholding, consisting of (1) $0.8 million with respect to the base salary continuation payment following a change of control; (2) $0.3 million with respect to the annual incentive plan continuation payment following a change of control; (3) $0.2 million with respect to the performance cycle under the long-term incentive plan; (4) $0.2 million with respect to the deferred portion of 1998 and 1999 payments that were earned in such prior years, but have not yet been paid, under the annual incentive plan, including earnings per share growth amounts attributable to such deferred portions; and (5) $2.8 million with respect to supplemental retirement benefits payable under the supplemental employee retirement plan. In connection with the Merger, Best Buy has offered employment to Mr. Benson and at the Effective Time of the Merger, his employment agreement with the Company will be terminated and Mr. Benson will continue as an employee of Best Buy under the terms of the Post-Merger Employment Agreement, which is described below.

    The Amendments to Employment Agreements also provide that, in the event any payment, distribution or benefit made or provided by the Company or Best Buy to the executive (whether pursuant to such agreements or otherwise) would be subject to any excise tax under the Internal Revenue Code of 1986, as amended, the Company or Best Buy will provide the executive with a tax reimbursement payment to make the executive whole on an after-tax basis for such excise tax.

    Under the terms of the Amendments to Employment Agreements, Messrs. Eugster and Benson are prohibited from using or disclosing any confidential information obtained from Best Buy (except as permitted under the Consulting Agreement or the Post-Merger Employment Agreement, each as described below). In addition, following the Effective Time of the Merger, Mr. Eugster is restricted for a period of four years and Mr. Benson is restricted for two years from (i) engaging in or acquiring any ownership in certain competitors of Best Buy, (ii) intentionally and knowingly soliciting or attempting to solicit any employee, agent, consultant or representative of, or vendor or supplier to, Best Buy or its affiliated entities to terminate his, her or its employment relationship with Best Buy, or (iii) soliciting or attempting to solicit or encourage any person who is, or, to such executive's knowledge, was within the last 12 months, an employee, agent, consultant or representative of Best Buy to become an employee, agent, representative or consultant of or to such executive or any other individual or entity.

    Consulting Agreement.  Concurrent with the execution of the Merger Agreement, Mr. Eugster entered into a Consulting Agreement (the "Consulting Agreement") with Best Buy pursuant to which Mr. Eugster will provide consulting services to Best Buy relating to areas of his expertise gained as a result of his service as a senior executive officer of the Company. During the four-year term of the Consulting Agreement, which commences at the Effective Time of the Merger, Mr. Eugster will receive an annual consulting fee of $1,000,000 payable on a monthly basis. The Consulting Agreement further provides that Best Buy will cause Mr. Eugster to be nominated to serve as a member of Best Buy's Board of Directors. Although Mr. Eugster will not receive any cash compensation for service as a Best Buy director he will, in recognition of the unique circumstances under which he is to become a member of Best Buy's Board, be granted at the Effective Time a non-qualified stock option to purchase 37,500 shares of Best Buy common stock with an exercise price equal to the closing price of Best Buy common stock as quoted on the New York Stock Exchange on the date immediately preceding the commencement date of his services as a consultant. In addition, Mr. Eugster will receive the annual Best Buy director option grants to purchase 5,000 shares of Best Buy common stock. During the term of the Consulting Agreement, Best Buy has agreed to contribute up to $100,000 annually to charitable institutions designated by Mr. Eugster. Such contributions will be subject to Best Buy's charitable giving objectives and Mr. Eugster will not be entitled to any property or direct economic benefit in connection with such contributions.

    Post-Merger Employment Agreement with Best Buy.  Concurrent with the execution of the Merger Agreement, Mr. Benson entered into a post-merger employment agreement with the Company, Musicland Group, Inc., the Company's operating subsidiary, and Best Buy, whereby upon the Effective Time of the Merger, Mr. Benson will be employed as the Chief Operating Officer of the surviving corporation for one year at a base salary of $800,000. On his employment date, Best Buy will grant him a non-qualified stock option to purchase 22,500 shares of Best Buy common stock with an exercise price equal to the closing price of Best Buy common stock as quoted on the New York Stock Exchange on the date immediately preceding his employment date. He will also receive a $2,050 per month car allowance and be eligible for various other benefits provided to executives at his level of employment.

    These employment arrangements are more fully described under the caption "Employment and Consulting Agreements" in Section 12 of the Offer to Purchase and that disclosure is incorporated herein by reference.

Employee Benefits.

    The Merger Agreement provides that for a period of not less than one year following the Effective Time, Best Buy will provide, or will cause to be provided, to the employees of the Company and its subsidiaries ("Company Employees"), taken as a whole, employee benefits that are, in the aggregate, no less favorable than those provided by the Company and its subsidiaries to non-officer employees as of the date of the Merger Agreement. Company Employees who are officers of the Company and its subsidiaries are eligible only for the employee benefits available to non-officer Company Employees. Any additional benefits available to Company Employees who are officers will be considered by Best Buy in its sole discretion. The Merger Agreement also provides that for purposes of eligibility and vesting and levels of benefits under the employee benefit plans of Best Buy and its affiliates providing benefits to any Company Employee after the Effective Time, each Company Employee will be credited with his or her years of service with the Company and its affiliates before the Effective Time, to the same extent as such Company Employee was credited before the Effective Time under similar benefit plans of the Company.

Indemnification; Directors' and Officers' Insurance.

    The Merger Agreement provides that the indemnification provisions of the Company's Certificate of Incorporation or By-laws as in effect at the Acceptance Date will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or its subsidiaries. From and after the Acceptance Date, each of Best Buy and the Company and, from and after the Effective Time, the surviving corporation, will, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director, officer, employee and agent of the Company or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to occur prior to the Effective Time or the Merger or the other transactions contemplated by the Merger Agreement or arising out of or pertaining to the transactions contemplated by the Merger Agreement to the fullest extent that the Company would have been permitted under the DGCL and the Company's Certificate of Incorporation and By-laws in effect on the date of the Merger Agreement.

    For a period of six years after the Effective Time, Best Buy will use reasonable efforts to cause to be maintained in effect the current (or comparable) policies of directors and officers liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, but if the existing current policies expire, are terminated or cancelled during such six-year period, Best Buy will obtain as much coverage as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of $700,000.

Item 4.  The Solicitation or Recommendation

  (a)
  Recommendation of the Board.

    At a meeting held on December 6, 2000, the Board of Directors reviewed and discussed the proposed acquisition of the Shares by the Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement. At that meeting, special counsel gave a presentation to the Board of Directors on the terms of the Merger Agreement and related documents, the structure of the Offer and the Merger and the Board's fiduciary duties to stockholders. Also at such meeting, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), the Company's financial advisor, reviewed with the Board of Directors its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated December 6, 2000), to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $12.55 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders. Following a discussion of the terms of the proposed acquisition among members of the Board of Directors with management and the legal and financial advisors, the Board of Directors unanimously:

  •
  determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Common Stock;

  •
  approved and adopted the Merger Agreement and the transactions contemplated thereby;

  •
  exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL ("Section 203);

  •
  approved and adopted an amendment to the Rights Agreement to make the Rights inapplicable to the Offer and the Merger; and

  •
  resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

    Accordingly, the Board of Directors unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. A copy of the press release issued by the Company on December 7, 2000 announcing the Merger and the Offer is filed herewith as Exhibit (a)(5) and is incorporated herein by reference. A copy of a letter to the Company's stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

  (b)
  Reasons for the Recommendation of the Board of Directors.

    In making the determinations and recommendation described above in paragraph (a) of this Item 4, the Board of Directors considered a number of factors, including the following:

    1.
    Company Operating and Financial Condition. The Board's familiarity with, and management's view of, the Company's business, financial condition, results of operations, current business strategy, future business prospects, the nature of the markets in which the Company operates, including their growth prospects, the Company's position in such markets and the historical and current market prices for the Common Stock.

    2.
    Offer Price/Merger Consideration Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares and the fact that the Offer and the Merger will enable the holders of Shares to realize a substantial premium over the prices at which such Shares traded prior to the negotiation and execution of the Merger Agreement. The Offer Price represents (i) a 56.9% premium over the $8.00 closing price of the Shares on the New York Stock Exchange on December 5, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement); and (ii) a premium of 67.9% and 70.8%, respectively, to the average closing price of the Common Stock on the New York Stock Exchange during the six and 12 months prior to the announcement of the Offer.

    3.
    Opinion of DLJ. The Board considered the opinion of DLJ, dated December 6, 2000, as to the fairness, from a financial point of view, to the holders of the Shares of the $12.55 per Share cash consideration to be received in the Offer and the Merger by such holders. The full text of DLJ's written opinion dated December 6, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by DLJ, is attached hereto as Annex A and is incorporated herein by reference. DLJ's opinion is directed only to the fairness, from a financial point of view, of the $12.55 per Share cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

    4.
    Form of Merger Consideration. The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration received by the holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    5.
    Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer, thereby enabling all holders of the Shares to obtain cash for their Shares at the earliest practicable time.

    6.
    Limited Conditions to Consummation. The Board considered the high likelihood that the acquisition would be consummated, in light of the fact that the Offer and the Merger are subject to limited conditions, with no financing contingency. The Board also considered the likelihood of obtaining required regulatory clearances, and the terms of the Merger Agreement regarding the respective obligations of Best Buy and the Company with respect to the pursuit of such regulatory approvals.

    7.
    Ability to Consider Unsolicited Acquisition Proposals. The Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting acquisition proposals from third parties, the Company may, subject to certain limitations, engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes an acquisition proposal that was not solicited by the Company if, among other things, the Board determines in good faith, after consultation with its outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law, and if such proposal could result in a third party making a proposal that would, if consummated, likely provide greater financial value to the Company's stockholders than the consideration payable in the Offer and the Merger.

    8.
    Termination of Merger Agreement by the Company. The Board considered the fact that the Company may, subject to the terms of the Merger Agreement, terminate the Merger Agreement in order to enter into a binding, written agreement concerning a business transaction with a third party that the Board determines in good faith to be fully financed or capable of being financed and financially superior to the Offer, provided that the Company has complied with its obligation to give Best Buy notice and an opportunity to match such unsolicited offer. In such circumstances the Company will be obligated to pay Best Buy a $17 million termination fee.

    9.
    Limited Termination Rights of Best Buy. The Board considered the limited ability of Best Buy or the Purchaser to terminate the Offer or the Merger Agreement.

    10.
    Potential conflicts of interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, directors or affiliates, on the other hand, in the Offer and the Merger (as described under Item 3 "—Stock Options," "Interests of Certain Persons" and "Employment and Consulting Agreement."

    11.
    Shareholder Support Agreements. The Board considered the willingness of the directors, certain executive officers and two separate stockholders of the Company to enter into the Shareholder Support Agreements, pursuant to which, among other things, such persons agreed to tender the Common Stock owned by them for purchase by the Purchaser pursuant to the Offer.

    12.
    Treatment of Stock Options and Other Employee Benefits. The Board also considered the impact of the Offer and the Merger on existing stock options and other benefits of Company personnel.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommended that holders of Shares tender their Shares in the Offer.

  (c)
  Intent to Tender.

    Except as described in this paragraph, after reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. Certain stockholders of the Company, including certain executive officers and most of the members of the Board of Directors, have entered into Shareholder Support Agreements with Best Buy and the Purchaser pursuant to which, among other things, such persons have agreed to tender their Shares in accordance with the Offer and to vote the Shares beneficially owned by them in favor of the Merger at the time of any vote of the Company's stockholders where such matter arises. Reference is made to Item 3 above. Directors and executive officers who hold Company Options will cash out or convert their Company Options as described in Item 3 above.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

    The Company retained DLJ to render an opinion to the Board of Directors in connection with the Offer and the Merger. Pursuant to the terms of DLJ's engagement, the Company has agreed to pay DLJ for its services an aggregate fee of $1.0 million. The Company also has agreed to reimburse DLJ for reasonable out-of-pocket expenses, including reasonable fees of legal counsel, and to indemnify DLJ and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of DLJ's engagement. DLJ and its affiliates have in the past provided services to the Company unrelated to the Offer and the Merger, for which services DLJ has received compensation. Josiah O. Low III, a member of the Board of Directors of the Company, was a managing director of DLJ until it was acquired by an affiliate of Credit Suisse First Boston Corporation, and he now serves as a managing director of Credit Suisse First Boston Corporation. In the ordinary course of business, DLJ and its affiliates may actively trade or hold the securities of the Company and the Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger.

Item 6.  Interest in Securities of the Subject Company

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the following:

  •
  On November 1, 2000, Jack A. Eugster gifted an aggregate of 10,000 shares of the Company's Common Stock. No consideration was paid for this transaction.

  •
  On November 16, 2000, Richard J. Odette, an officer of the Company, exercised options to purchase 6,400 shares of the Company's Common Stock at a purchase price of $4.50 per share.

Item 7.  Purposes of the Transaction and Plans or Proposals

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

Item 8.  Additional Information

  (a)
  Delaware General Corporation Law.

    As a Delaware corporation, the Company is subject to Section 203. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders (a "short-form merger"). Even if Best Buy and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, the Purchaser may, pursuant to the terms of the Top-Up Option Agreement, exercise the Top-Up Option granted by the Company to the Purchaser in order to reach the 90% threshold and employ the short-form merger. The per Share consideration paid for any Shares so acquired will be the same as the Offer Price. However, the Top-Up Option is not exercisable to the extent the number of Shares of Common Stock subject to such option exceeds the number of authorized shares of Common Stock available for issuance. In the event the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or through the exercise of the Top-Up Option, a vote of the Company's stockholders would be required under Delaware law and a significantly longer period of time will be required to effect the Merger.

  (b)
  Regulatory Approvals.

    United States Antitrust Compliance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    The Purchaser has advised the Company that a Notification and Report Form was filed on December 19, 2000 with respect to the Offer and the Merger with the Antitrust Division and the FTC. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 10:59 p.m., Minneapolis time, on or about January 3, 2001. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 10:59 p.m., Minneapolis time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Best Buy or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  (c)
  Information Statement.

    The Information Statement attached as Annex B hereto, and incorporated herein by reference in its entirety, is being furnished in connection with the possible designation by Best Buy, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

  (d)
  Amendment to Rights Agreement.

    Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares"), of the Company at an exercise price of $70.00 per one one-hundredth of a Preferred Share, subject to adjustment. On the earlier of (1) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 17.5% or more of the outstanding Shares or (2) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire shares of Common Stock having a market value of two times the exercise price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $.001 per Right at any time prior to the earlier of (i) the 20th day after a public announcement that a person has become an Acquiring Person or (ii) March 20, 2005.

    The Company and the Rights Agent amended the Rights Agreement as of December 6, 2000 (the "Rights Agreement Amendment") to provide that (1) none of Best Buy and its subsidiaries (including the Purchaser) will become an Acquiring Person and no Share Acquisition Date (as defined in the Rights Agreement) will occur as a result of the execution, delivery and performance of the Merger Agreement, the Top-Up Option Agreement or the Shareholder Support Agreements, the consummation of the Offer or the Merger, or the consummation of any other transaction contemplated by the Merger Agreement, the Top-Up Option Agreement or the Shareholder Support Agreements, (2) no Distribution Date will occur as a result of the announcement of or the execution of the Merger Agreement or any of the transactions contemplated thereby and (3) the Rights will expire immediately prior to the Acceptance Date if they have not expired earlier.

    The Rights Agreement Amendment is filed as Exhibit (e)(18) hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment.

Item 9.  Material to be filed as Exhibits

    The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter from the Chairman, Chief Executive Officer and President of the Company to the stockholders of the Company, dated December 21, 2000 (filed herewith).*
(a)(2)	Offer to Purchase dated December 21, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed on December 21, 2000).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of the Purchaser filed on December 21, 2000).
(a)(4)	Opinion of Donaldson, Lufkin and Jenrette Securities Corporation, dated December 6, 2000 (included as Annex A to this Schedule 14D-9).*
(a)(5)	Press Release issued by the Company on December 7, 2000 (incorporated by reference to press release under cover of Schedule 14D-9C filed by the Company on December 7, 2000).
(e)(1)	Agreement and Plan of Merger, dated as of December 6, 2000, among Best Buy Co., Inc., the Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(2)	Stock Option Agreement, dated as of December 6, 2000, by and among Best Buy Co., Inc., EN Acquisition Corp. and the Company (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(3)	Mutual Nondisclosure, Nonsolicitation and Exclusivity Agreement, dated August 31, 2000, between Best Buy Co., Inc. and the Company (incorporated by reference to Exhibit (d)(13) to the Schedule TO of the Purchaser filed on December 21, 2000.
(e)(4)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Jack W. Eugster (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(5)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Keith A. Benson (incorporated by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(6)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Kenneth F. Gorman (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(7)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and William A. Hodder (incorporated by reference to Exhibit 2.6 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(8)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Josiah O. Low, III. (incorporated by reference to Exhibit 2.7 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(9)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Terry T. Saario (incorporated by reference to Exhibit 2.8 to the Current Report on 8-K filed by the Company on December 8, 2000).

(e)(10)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Alfred Teo and Annie Teo (incorporated by reference to Exhibit 2.9 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(11)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr. (incorporated by reference to Exhibit 2.10 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(12)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Tom F. Weyl (incorporated by reference to Exhibit 2.11 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(13)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Michael W. Wright (incorporated by reference to Exhibit 2.12 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(14)	First Amendment and Clarification to Employment Agreement dated as of December 6, 2000, between the Company, Musicland Group, Inc., Best Buy Co., Inc. and Jack W. Eugster (incorporated by reference to Exhibit (d) (14) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(15)	First Amendment and Clarification to Employment Agreement dated as of December 6, 2000, between the Company, Musicland Group, Inc., Best Buy Co., Inc. and Keith A. Benson (incorporated by reference to Exhibit (d) (15) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(16)	Consulting Agreement dated as of December 6, 2000, between Jack W. Eugster and Best Buy Co., Inc. (incorporated by reference to Exhibit (d)(16) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(17)	Post-Merger Employment Agreement dated as of December 6, 2000, between Keith A. Benson, the Company, Musicland Group, Inc. and Best Buy Co., Inc. (incorporated by reference to Exhibit (d)(17) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(18)	Amendment to Rights Agreement dated as of December 6, 2000, to the Rights Agreement between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A/A filed by the Company on December 13, 2000).
(e)(19)	Information Statement of the Company dated December 21, 2000 (included as Annex B hereto).*

*
Included with Schedule 14D-9 mailed to Company stockholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUSICLAND STORES CORPORATION
By:
Jack W. Eugster Chairman, Chief Executive Officer and President

Dated: December 21, 2000

ANNEX A

                                              December 6, 2000

Board of Directors
Musicland Stores Corporation
10400 Yellow Circle Drive
Minnetonka, Minnesota 55343

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of Musicland Stores Corporation (the "Company") of the consideration to be received by such holders, subject to certain exceptions, pursuant to the terms of the Agreement and Plan of Merger, dated as of December 6, 2000 (the "Agreement"), by and among Best Buy Co., Inc. ("Best Buy"), EN Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Best Buy, and the Company.

    Pursuant to the Agreement, Best Buy will commence a tender offer (the "Tender Offer") for all outstanding shares of Company Common Stock at a cash price of $12.55 per share (the "Offer Price"). The Tender Offer is to be followed by a merger (the "Merger" and, together with the Tender Offer, the "Transaction") of Merger Sub with and into the Company in which the shares of holders who did not tender would be converted into the right to receive the Offer Price.

    In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning December 31, 2000 and ending December 31, 2004 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

A-1

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. Josiah O. Low III, a member of the Board of Directors of the Company, is a managing director at DLJ.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Offer Price to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

Very truly yours,
DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
By:
George Petrides Managing Director

A-2

ANNEX B

MUSICLAND STORES CORPORATION
10400 Yellow Circle Drive
Minnetonka, Minnesota 55343

    INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF MUSICLAND STORES CORPORATION'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO MUSICLAND STORES CORPORATION.

    This Information Statement is being mailed on or about December 21, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Musicland Stores Corporation, a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock" or "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to the Board of Directors of the Company. Such designation would occur pursuant to an Agreement and Plan of Merger dated as of December 6, 2000 (the "Merger Agreement"), by and among the Company, Best Buy and EN Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of Best Buy. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase (the "Offer"), which is enclosed with the Schedule 14D-9, of which this Information Statement is a part. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    The Merger Agreement provides that, upon the consummation of the Offer, the Company shall cause Best Buy's designees to be elected to the Company's Board of Directors under the circumstances described in the Merger Agreement.

    Pursuant to the terms of the Merger Agreement, the Purchaser commenced the Offer on December 21, 2000. The Offer is currently scheduled to expire on January 22, 2001, unless the Purchaser extends it in accordance with the terms of the Merger Agreement. At the expiration of the Offer if all conditions to the Offer have been satisfied or waived, the Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn, and upon purchase of and payment for Shares, Best Buy will be entitled to designate directors to serve on the Company's Board of Directors. If the Merger Agreement is terminated or if the Purchaser does not accept Shares tendered for payment, then Best Buy will not have any right to designate directors for election to the Company's Board.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that, promptly upon the purchase and payment for Shares pursuant to the Offer, Best Buy will be entitled to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors (the "Best Buy Designees") as will give Best Buy representation on the Company's Board of Directors proportionate to the percentage of the total number of Shares then outstanding that Best Buy or any of its affiliates owns. The Company has agreed in the Merger Agreement that, promptly upon Best Buy's request, the Company will either increase the size of the Company's Board of Directors or secure the resignations of such number of directors as is necessary to enable the Best Buy Designees to be so elected. Notwithstanding the foregoing, until the Effective Time of the Merger, the Company's Board of Directors must include at least three members who were directors of the Company on the date the Merger Agreement was executed and who are not employees of the Company. In addition, the Company has agreed to use its reasonable efforts to cause the Best Buy Designees to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board.

    Best Buy has informed the Company that it will choose the Best Buy Designees from the directors and executive officers of Best Buy and the Purchaser listed in Schedule I to the Offer, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. The Purchaser has informed the Company that, to the best of the Purchaser's and Best Buy's knowledge, each of the directors and executive officers listed in Schedule I to the Offer would be willing to consent and serve as a director of the Company if appointed or elected. The information about these persons in the Offer is incorporated herein by reference. None of the Best Buy Designees is currently a director of, or holds any positions with, the Company. Best Buy and the Purchaser have advised the Company that, except as set forth in the Offer, neither Best Buy nor the Purchaser, nor, to the best of their knowledge, any of their associates or subsidiaries or the Best Buy Designees, beneficially owns any Shares or has any rights to acquire any Shares, or has effected any transactions in Shares in the last sixty (60) days, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

CERTAIN INFORMATION ABOUT THE COMPANY

    Voting Securities.  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of December 5, 2000, there were 32,125,155 shares of Common Stock outstanding.

    Legal Proceedings.  The Company has been named in five lawsuits, including one suit brought by 45 attorneys general, against the major record labels and distributors (including BMG Music, Bertelsmann Music Group Inc., Capitol Records, Inc., d/b/a EMI Music Distribution, Virgin Records America, Inc., Priority Records, LLC, MTS Inc., Sony Music Entertainment Corporation, Universal Music Group, Inc., Universal Music & Video Distribution Corp., UMG Recordings Inc., Warner-Elektra-Atlantic Corporation, Warner Music Group, Inc., Warner Bros. Records, Inc., Atlantic Recording Corporation, Elektra Entertainment Group, Inc. and Rhino Entertainment Company) and several music retailers (including MTS Inc., d/b/a Tower Records and Transworld Entertainment Corporation) alleging that the labels' and distributors' Minimum Advertised Pricing Policies violated the anti-trust laws and constituted illegal price fixing. Among other things, these lawsuits allege that certain consumers were harmed by an unlawful conspiracy to fix the prices of music compact discs and seek an unspecified amount of damages, including treble damages. The Company denies liability and intends to undertake a vigorous defense. At this point the Company is unable to predict the possible outcome of such litigation or the costs that it might incur in the event it does not prevail.

    The five cases are Patterson/Baker v. Musicland Stores Corporation et al., served on September 19, 2000, U.S. District Court, Birmington, Alabama; Flaherty v. BMG Music et al., served on October 23, 2000 and originally filed in the Parish of East Baton Rouge, Louisiana, subsequently removed to U.S. District Court for the Middle District of Louisiana; Georganne M. Eagle vs. MTS, Inc., dba Tower Records/Video et al., served on October 27, 2000, U.S. District Court of New Jersey; Lacy et al. vs. BMG Music et al., served on October 23, 2000, U. S. District Court for the Eastern District of Tennessee; and

State of Florida et al. v. Musicland Stores Corporation et al., served on August 8, 2000, U.S. District Court, Southern District of New York. These cases and cases involving other parties are in the process of being transferred to U.S. District Court in Maine for consolidated handling as "In re Compact Disc Minimum Advertised Price Antitrust Litigation," MDL Docket No. 1361.

COMMON STOCK OWNERSHIP OF
CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

    The following table provides information as to the beneficial ownership of the Company's Common Stock as of December 5, 2000, or as of December 31, 1999 for information that is reported under Section 13 of the Exchange Act, by (i) each person or group known by the Company to be the beneficial owner of more than 5% of such Common Stock, (ii) each nominee and continuing director of the Company, (iii) the Named Executive Officers (see "Summary Compensation Table"), and (iv) all directors and executive officers as a group (13 persons). Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act pursuant to which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or dispositive power with respect to such securities or has the right to acquire beneficial ownership of such securities within 60 days by exercise of an option or otherwise. The persons named in the table have sole voting and dispositive powers with respect to all shares of Common Stock unless otherwise stated in the notes following the table.

Name of Beneficial Owner, Including Address of Owners of More than 5%	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock (1)
Alfred and Annie Teo, joint tenants(2) 783 West Shore Drive Kinnelon, NJ 07045	5,450,400		17.0%
M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr., Teren Seto Handelman, Trustee(3) 98 Mount Hebron Road Upper Montclair, NJ 07043	3,817,200		11.9%
Mellon Financial Corporation(4) One Mellon Center Pittsburgh, PA 15258	2,647,171		8.2%
Barclays Global Investors, N.A.(5) 45 Fremont Street San Francisco, CA 94105	2,178,100		6.8%
Jack W. Eugster	1,811,508	(6)(9)	5.6%
Keith A. Benson	624,278	(6)	1.9%
Gilbert L. Wachsman	264,609	(6)(7)	*
Gary A. Ross	176,829	(7)(8)	*
Michael W. Wright	67,199	(6)	*
Josiah O. Low, III	37,773	(6)	*
Jonathan T.M. Reckford	30,000		*
Kenneth F. Gorman	29,699	(6)	*

Tom F. Weyl	28,000	(6)	*
William A. Hodder	24,430	(6)	*
Terry T. Saario	16,699	(6)	*
All directors and executive officers as a group (13 persons)	3,313,105	(6)(7)(9)	10.3%

*
Less than 1%
(1)
Based on 32,125,155 shares outstanding on December 5, 2000.
(2)
Based on the Shareholder Support Agreement between Best Buy Co., Inc., EN Acquisition Corp. and Alfred and Annie Teo dated December 6, 2000, included as Exhibit (e)(10) to the Schedule 14D-9, of which this Information Statement is a part.
(3)
Based on the Shareholder Support Agreement between Best Buy Co., Inc., EN Acquisition Corp. and M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr. dated December 6, 2000, included as Exhibit (e)(11) to the Schedule 14D-9, of which this Information Statement is a part.
(4)
Based on Schedule 13G, dated March 9, 2000, showing 2,647,171 shares (only 2,017,371 shares with sole voting power) beneficially owned by direct or indirect subsidiaries of Mellon Financial Corporation.
(5)
Based on Schedule 13G, dated March 12, 1999 (which has not been amended), filed by Barclays Global Investors, N.A. and Barclays Global Fund Advisors, both banks, showing 1,983,047 shares beneficially owned by Barclays Global Investors (only 1,664,647 shares with sole voting power) and 3,865 shares beneficially owned by Barclays Global Fund Advisors.
(6)
Includes shares of Common Stock which may now be acquired pursuant to the exercise of stock options as follows: Mr. Eugster, 585,534 shares; Mr. Benson, 266,868 shares; Mr. Wachsman, 263,335 shares; Messrs. Gorman, Wright and Weyl, 22,000 shares each; Mr. Hodder, 17,000 shares; Mr. Low, 9,000 shares; Dr. Saario, 6,000 shares; and All directors and executive officers as a group, 1,302,307 shares.
(7)
Includes shares of Common Stock with respect to which the beneficial owner has voting power but not dispositive power as provided under the Company's Capital Accumulation (KSOP) Plan, as follows: Mr. Ross, 4,291 shares; Mr. Wachsman, 1,274 shares; and All directors and executive officers as a group, 7,720 shares.
(8)
Mr. Ross resigned effective July 21, 2000.
(9)
Includes 9,200 shares held by the children of Mr. Eugster who share the same household (Mr. Eugster disclaims beneficial ownership of these shares).

BOARD OF DIRECTORS

Terms of Directors

    The Board of Directors of the Company currently consists of nine members and is divided into three classes, serving staggered three-year terms. Terms of Messrs. Benson, Wachsman and Weyl expire at the 2003 Annual Meeting. The terms of Messrs. Gorman and Low and Dr. Saario expire at the 2002 Annual Meeting. The terms of Messrs. Eugster, Hodder and Wright expire at the 2001 Annual Meeting.

Current Board of Directors

    The current directors of the Company, their ages, and their principal occupation and business experience are set forth below. Directors of the Company currently serve as directors of the Musicland Group, Inc. ("MGI"), the Company's operating subsidiary.

    KEITH A. BENSON, age 56

    Mr. Benson has been a director of the Company since January 1992 and served a prior term as a director from August 1988 until December 1989. Mr. Benson was elected Vice Chairman and Chief Financial Officer on August 4, 1997 and, prior to that, was President of the Mall Stores Division. Mr. Benson has been an executive officer of the Company since 1988 and has held various positions, including President of the Music Stores Division, Vice Chairman and Chief Financial Officer and Executive Vice President and Chief Financial Officer. Mr. Benson joined MGI in 1980 as its Controller and also served successively as its Senior Vice President and Chief Financial Officer, Senior Vice President and Chief Financial Officer for the Retail Division and Senior Vice President of Finance and Administration for the Retail Division. Previously he was with The May Company and Dayton Hudson Corporation.

    JACK W. EUGSTER, age 55

    Mr. Eugster has been a director of the Company since August 1988. He has been the Chairman of the Board, President and Chief Executive Officer of MGI since August 1986 and has served the Company in the same capacity since its acquisition of MGI in August 1988. Mr. Eugster joined MGI in 1980 as Executive Vice President and General Manager and has held the positions of President and Chairman of the Retail Division. Previously, he was with The Gap Stores and Target Stores. Mr. Eugster is also a director of Donaldson Company, Inc., and ShopKo Stores, Inc. He is a past president of the National Association of Recording Merchandisers and a past chairman of the Country Music Association.

    KENNETH F. GORMAN, age 61

    Mr. Gorman has been a director of the Company since November 1988. He has been in the merchant banking and private investment fields since 1987 as an owner and Managing Director of Apollo Partners L.L.C. From 1970 until 1987, he was in the communications/entertainment business as a director and Executive Vice President of Viacom International Inc. Mr. Gorman is also a director of NewStar Media Inc.

    WILLIAM A. HODDER, age 69

    Mr. Hodder has been a director of the Company since July 1995. He is the retired Chairman and Chief Executive Officer of Donaldson Company, Inc., a manufacturer of filtration devices. Mr. Hodder joined Donaldson Company in 1973 as its President. Previously, he spent seven years in retailing with Dayton Hudson Corporation and held various positions, including President of Target Stores. Mr. Hodder is a director of NRG Energy, Inc. and SUPERVALU INC.

    JOSIAH O. LOW, III, age 61

    Mr. Low has been a director of the Company since July 1995. He has been an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") since 1985. DLJ was acquired by an affiliate of Credit Suisse First Boston Corporation, and Mr. Low is currently a Managing Director at Credit Suisse First Boston Corporation. Previously he spent 24 years with Merrill Lynch, Pierce, Fenner and Smith Incorporated. Mr. Low is also a director of 3333 Holding Corporation, Centex Development Corp., L.P. and Costar Group, Inc.

    TERRY T. SAARIO, age 59

    Dr. Saario has been a director of the Company since February 1998. Currently, Dr. Saario is a partner in Bravo LLC, a restaurant holding company. From 1984 to 1996, Dr. Saario served as President of the Northwest Area Foundation, a regional private foundation. Previously, she held the positions of Vice President of Community Relations at the Pillsbury Company, Deputy Assistant Secretary in the United States Department of Education and Program Officer at the Ford Foundation.

    GILBERT L. WACHSMAN, age 52

    Mr. Wachsman has been a director of the Company since May 1997. He became the Vice Chairman of the Company on July 17, 1996. Prior to joining the Company, Mr. Wachsman held the position of Senior Vice President Hardlines at Kmart Corporation from 1995 to 1996. From 1990 to 1995, Mr. Wachsman was a management consultant for major retail, distribution and manufacturing companies. Prior to that, he was Chief Executive Officer at Lieberman Enterprises, Inc., President and Chief Executive Officer for Child World Inc. and Senior Vice President of Marketing/Merchandising for Target Stores. Mr. Wachsman is a director of the National Association of Recording Merchandisers.

    TOM F. WEYL, age 57

    Mr. Weyl has been a director of the Company since December 1992. He is the retired Vice Chairman/Chief Creative Officer at Martin/Williams Advertising, Minneapolis and had been with that company since 1973.

    MICHAEL W. WRIGHT, age 62

    Mr. Wright has been a director of the Company since January 1989. He has been in the food distribution and retail business since 1977 when he joined SUPERVALU INC. as Senior Vice President. He was elected President and Chief Operating Officer of SUPERVALU INC. in 1978 and became its Chief Executive Officer in June 1981. He assumed the additional responsibilities of Chairman of the Board in October 1982. In addition to SUPERVALU INC., Mr. Wright is a director of Honeywell International Inc. and Wells Fargo & Company. He is the immediate past Chairman of the Food Marketing Institute.

Meetings and Committees of the Board of Directors

    During the fiscal year ended December 31, 1999 ("Fiscal Year 1999"), the Board of Directors held six meetings. All of the directors attended more than 75% of the meetings of the Board and the committees on which they served.

    The Board of Directors has three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee.

    The Executive Committee, which is currently composed of Messrs. Eugster (Chairman), and Wright, exercises the powers of the Board of Directors during intervals between Board meetings and acts as an advisory body to the Board by reviewing various matters prior to their submission to the Board. The Executive Committee did not meet in Fiscal Year 1999.

    The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation, incentive bonuses and benefits of executive officers and other key employees of the Company and grants all stock options to employees under the Company's employee stock option plans. It also functions as the nominating committee by locating and recommending candidates to fill vacancies on the Board of Directors. The Compensation Committee is currently composed of Messrs. Hodder (Chairman), Weyl, and Wright. The Compensation Committee met four times in Fiscal Year 1999. See "Report of the Compensation Committee on Executive Compensation."

    The Audit Committee (i) reviews the internal and external financial reporting and controls of the Company, (ii) reviews and discusses with the Company's independent auditors the scope of the independent audit and (iii) considers comments by the auditors regarding internal controls and accounting procedures and management's response to those comments. The Audit Committee also recommends the appointment of the independent auditors for the Company. The Audit Committee currently consists of Messrs. Gorman (Chairman) and Low and Dr. Saario. The Audit Committee met twice in Fiscal Year 1999.

    On May 8, 2000, the Board adopted a new Charter for the Audit Committee, a copy of which is attached as Exhibit 1 to this Annex B.

    On May 8, 2000, the Board, in its business judgment, determined that all members of the Audit Committee have no relationship to the Company that may interfere with the exercise of their independence from management and the Company in compliance with the criteria defined in Sections 303.01(B)(2)(a) and (3) of the NYSE listing standards. The Board expressly considered that Mr. Low is affiliated with DLJ, a company that has previously underwritten bond and stock offerings of the Company. Upon consideration of the materiality of the Company/DLJ relationship to the Company and to Mr. Low, the Board, in its business judgment determined that the Company/DLJ relationship does not interfere with Mr. Low's exercise of independent judgment.

Compensation of Directors

    In 1999, all non-employee directors of the Company received as compensation for their services to the Company and MGI, in addition to reimbursement for out-of-pocket expenses in connection with attending Board and committee meetings, an annual fee of $20,000, payable in five installments, and a meeting fee of $1,250 for regularly scheduled meeting days and $500 for any short board or committee meetings, held in person or by telephone, not on the date of a regularly scheduled meeting. The non-employee directors will receive the same compensation for 2000, in either cash or shares of restricted stock, as described under the caption "Director Participation in Stock Plans." Beginning in 2001, the annual fee will increase to $25,000 and the meeting fees for regularly scheduled meeting days will increase to $1,500. Also, effective January 1, 2001, each Committee Chairman will receive an annual retainer of $2,000. The non-employee directors are currently Messrs. Gorman, Hodder, Low, Weyl and Wright and Dr. Saario.

Director Participation in Stock Plans

    All non-employee members of the Board of Directors participate in the Musicland Stores Corporation 1998 Stock Incentive Plan, which was approved by shareholders in May 1998. Previously, Messrs. Hodder, Gorman, Weyl and Wright and Dr. Saario participated in the Stock Option Plan for Unaffiliated Directors (the "Directors Plan"), which was adopted in 1988 and expired in November 1998 (the "1988 Plan"). Mr. Low did not participate in the 1988 Plan because of his affiliation with Donaldson, Lufkin & Jenrette, Inc., which was a large institutional equity investor in the Company in 1988. The Board has established that each non-employee director will receive an annual grant of a stock option to purchase 3,000 shares of Common Stock on January 1 of each year, subject to availability of shares, under the 1998 Stock Incentive Plan. New directors receive an initial grant as determined by the Board at the time of their joining the Board. All grants have an exercise price equal to the fair market value on the day of grant and a term of ten years and are fully vested and exercisable six months after the date of the grant. All unvested portions of an option are immediately forfeited upon resignation of a director or failure to stand for reelection unless such resignation or failure to stand for reelection occurs in connection with the Merger Agreement. Stock options are not transferable other than by will or by the laws of descent and distribution. Grants awarded prior to June 12, 1997 were exercisable six months after the date of grant but vested at the rate of 20% per year over a period of five years. Participants have agreed to sell back to the Company, at the

Company's option, any shares received upon the exercise of an unvested option at the exercise price if the director's service terminates for any reason prior to the time of vesting. In 1999 all non-employee members of the Board of Directors were granted an option to purchase 3,000 shares of Common Stock at an exercise price of $12.25 per share.

    Beginning January 2000, the non-employee directors have the option to receive grants of restricted stock under the 1998 Stock Incentive Plan in lieu of their annual retainer and/or meeting fees. For 2000, three directors have elected to receive their annual retainer in the form of restricted stock, and two directors have elected to receive both their annual retainer and meeting fees in restricted stock.

EXECUTIVE OFFICERS AND COMPENSATION

    The Company's executive officers (other than Messrs. Eugster, Benson and Wachsman, whose biographical information is included in this Information Statement under the caption "Current Directors of the Company") are identified below. Executive officers of the Company currently hold the same respective positions with MGI.

    Douglas M. Tracey, age 46, became Senior Vice President of E*Commerce and Logistics on November 28, 1999. Prior to that he had served in the position of Senior Vice President of Distribution since August 1994. Within the last few years he has also served in the positions of General Manager of On Cue Division, Senior Vice President of Marketing Services and Senior Vice President of Administration and Distribution. Previously, from 1986 through April 1992, he served as Vice President, Distribution. Mr. Tracey joined MGI in 1971 and has held the positions of Managing Director of National Distribution, General Manager Minneapolis Distribution Center, Manager of Policies and Procedures, National Store Operations Manager, District Supervisor and Store Manager.

    Richard J. Odette, age 56, has been Senior Vice President, Music Merchandising since January 1999. Previously, Mr. Odette had served as Vice President, Prerecorded Audio since 1988. Mr. Odette joined MGI in 1982 and has held the positions of Managing Director of Software, Director of Software Merchandising, National Merchandising Manager of Software, and Zone Merchandising Manager for the Retail Division. Prior to joining MGI, Mr. Odette was with Richard's Inc. and Target Stores.

    Jonathan T.M. Reckford, age 38, became President of Stores effective July 12, 2000. Mr. Reckford joined the Company on May 17, 1999 as President, Mall Stores Division. Prior to joining the Company, Mr. Reckford held the position of Senior Vice President of Corporate Planning and Communications at Circuit City from June 30, 1995 to May 14, 1999. From May 1991 to May 1995, Mr. Reckford held various positions with The Walt Disney Co., including Director of Business Planning and Development—Disney Design and Development. Prior to that, he was Manager of Service Group Strategy and Business Development at Marriott Corporation, Marketing Consultant for the Seoul Olympic Organizing Committee and a financial analyst at Goldman, Sachs & Co.

Compensation of Executive Officers

    The following table sets forth information concerning total compensation earned by the Company's Chief Executive Officer ("CEO") and the other four most highly compensated executive officers in Fiscal Year 1999 (collectively the "Named Executive Officers" or "NEOs") for all services rendered to the Company and its subsidiaries during each of the last three fiscal years.

Summary Compensation Table

						Long-term Compensation
		Annual Compensation				Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)		Restricted Stock ($)(2)	Securities Underlying Options (#)	All Other Compensation ($)
Jack W. Eugster Chairman of the Board, President and CEO	1999 1998 1997	$650,000 590,000 535,600	$780,000 1,150,500 983,474	$111,195 9,718 8,741	(3)	—	— 300,000 95,000	$334,039 306,313 306,204	(4)
Gilbert L. Wachsman Vice Chairman	1999 1998 1997	$460,375 439,075 423,208	$368,300 568,602 518,127	$53,575 4,045 964	(3)	—	— 160,000 52,500	$12,813 16,748 7,553	(5)
Keith A. Benson Vice Chairman & CFO	1999 1998 1997	$358,804 342,203 323,146	$287,043 443,153 388,308	$42,018 4,093 4,965	(3)	—	— 160,000 42,500	$150,371 135,883 136,523	(6)
Gary A. Ross (7) President, Superstores Division	1999 1998 1997	$356,636 340,136 327,052	$249,645 406,462 367,700	$38,227 8,959 13,111	(3)	—	60,000 60,000 42,500	$129,229 122,809 122,541	(8)
Jonathan T.M. Reckford (9) President, Mall Stores Division	1999 1998 1997	$209,231	$272,000	$286	(3)	$307,500	100,000	$98,204	(10)

(1)
Reflects bonus earned for service during the fiscal year indicated under the Company's incentive plans although all or a portion of the bonus may have been or will be awarded during the next fiscal year and beyond. (See "Report of the Compensation Committee on Executive Compensation.")
(2)
Restricted stock awards are made under the Company's 1998 Stock Incentive Plan. Dividends would be paid on restricted stock awards at the same rate as paid to all shareholders. Mr. Reckford received an award of 30,000 shares of restricted Common Stock on May 17, 1999. Restrictions lapse after the second anniversary of the effective date as follows: 33,334 shares on May 17, 2001; 33,333 shares on May 17, 2002; and 33,333 shares on May 17, 2003. The market value total described in the "Restricted Stock Awards" column above is determined as of the award date.
(3)
Other Annual Compensation for 1999 includes amounts reimbursed for the payment of taxes and above-market earnings on deferral awards under the Company's Management Incentive Plan (see "Report of the Compensation Committee on Executive Compensation").
(4)
All Other Compensation for Mr. Eugster for 1999 includes the following: 401(k) Company match: $3,095; medical/dental plans, incremental cost: $3,276; life insurance and excess liability insurance imputed income: $13,671; and a premium of $313,998 paid for a life insurance policy under a split-dollar arrangement whereby the Company will recoup the premium and the executive will be entitled to the accrued earnings from the policy (see "Pension Plan").
(5)
All Other Compensation for Mr. Wachsman for 1999 includes the following: 401(k) Company match: $3,095; medical/dental plans, incremental cost: $6,551; life insurance and excess liability insurance imputed income: $3,168.
(6)
All Other Compensation for Mr. Benson for 1999 includes the following: 401(k) Company match: $3,095; medical/dental plans, incremental cost: $2,934; life insurance and excess liability insurance imputed income: $9,371; and a premium of $134,971 paid for a life insurance policy under a split-dollar arrangement whereby the Company will recoup the premium and the executive will be entitled to the accrued earnings from the policy (see "Pension Plan").
(7)
Mr. Ross resigned effective July 21, 2000.
(8)
All Other Compensation for Mr. Ross for 1999 includes the following: 401(k) Company match: $3,095; medical/dental plans, incremental cost: $2,990; life insurance and excess liability insurance imputed income: $6,914 and a premium of $116,230 paid for a life insurance policy under a split-dollar arrangement whereby the Company will recoup the premium and the executive will be entitled to the accrued earnings from the policy (see "Pension Plan").
(9)
Mr. Reckford joined the Company in May 1999.
(10)
All Other Compensation for Mr. Reckford for 1999 includes the following: Company contribution to medical/dental plans, incremental cost: $498; life insurance and excess liability insurance imputed income: $242; and relocation expense reimbursement of $97,464.

Option Grants in Last Fiscal Year

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Individual Grants
			Percent of Total Options Granted to Employees in Fiscal Year
Name	Number of Securities Underlying Options Granted (#)(1)			Exercise Price ($/Sh)(2)	Expiration Date	5%($)(3)	10%($)(3)
Jack W. Eugster	0		—	—	—	—	—
Gilbert L. Wachsman	0		—	—	—	—	—
Keith A. Benson	0		—	—	—	—	—
Gary A. Ross(4)	60,000	(5)	8.88%	$10.5625	07/25/2009	$380,237	$980,855
Jonathan T.M. Reckford	100,000	(6)	14.80%	$10.2500	05/16/2009	$644,617	$1,633,586

(1)
The number indicated is the number of shares of Common Stock which can be acquired upon the exercise of options. The Company has not granted any SARs.

(2)
The exercise price equaled fair market value of the Common Stock on the date of each grant under the 1998 Stock Incentive Plan.

(3)
The assumed rates of 5% and 10% are hypothetical rates of stock price appreciation selected by the SEC and are not intended to, and do not, forecast or assume actual future stock prices. The Company believes that future stock appreciation, if any, is unpredictable and is not aware of any formula that will determine with any reasonable accuracy the present value of stock options based on future factors, which are unknowable and volatile. No gain to option holders is possible without an appreciation in stock prices, and any such increase will benefit all shareholders commensurately. There can be no assurance that the amounts reflected in this table will be achieved.

(4)
Mr. Ross resigned effective July 21, 2000.

(5)
Options have a term of ten years, but provide for early termination upon termination of employment, are not transferable other than to immediate family members and become exercisable in equal installments on July 26, 2001, 2002 and 2003 subject to acceleration of vesting upon a change in control. All options are nonqualified options under the Code.

(6)
Options have a term of ten years, but provide for early termination upon termination of employment, are not transferable other than to immediate family members and become exercisable in equal installments on May 17, 2001, 2002 and 2003 subject to acceleration of vesting upon a change in control. All options are nonqualified options under the Code.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)(1) (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at Fiscal Year-End($)(2) (Exercisable/Unexercisable)
Jack W. Eugster	0	—	445,134/411,666	$766,021/$510,829
Gilbert L. Wachsman	0	—	130,001/257,499	721,047/518,639
Keith A. Benson	0	—	171,867/215,833	327,414/259,404
Gary A. Ross(3)	15,000	$93,831	118,333/175,833	109,560/259,404
Jonathan T.M. Reckford	—	—	—/100,000	—/—

(1)
The Company does not have any outstanding SARs.

(2)
Value is calculated as the difference between the closing market price of the Common Stock on December 31, 1999 which was $8.4375, and the option exercise price (if less than $8.4375) multiplied by the number of shares underlying the option.

(3)
Mr. Ross resigned effective July 21, 2000.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Compensation Committee"), composed entirely of independent outside directors, reviews and makes recommendations to the Board on an annual basis with respect to the Company's executive compensation policies and the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company.

    The Committee oversees the Company's Executive Compensation Program, including the Company's qualified and non-qualified benefit plans as they pertain to executive officers. The Company currently maintains a variety of employee benefit plans in which some or all of its executive officers participate, including the Pension Plan, the Capital Accumulation (KSOP) Plan, stock option and incentive plans, and supplemental retirement programs.

Executive Compensation Program

    The Company considers the maintenance of a stable and effective management group to be essential to protecting and enhancing the best interests of the Company and its shareholders. The components of the Company's executive compensation program include (a) base salaries (subject to the terms of applicable employment agreements), (b) performance-based bonuses, (c) stock options and other stock-based awards, (d) miscellaneous fringe benefits comparable to those of similar companies, and (e) the qualified and non-qualified retirement plans and programs previously mentioned. The combination of base salary, bonuses, stock options and other benefits reflects the following Company objectives:

  •
  correlating compensation with the Company's profitability;

  •
  attracting and retaining highly qualified and motivated key executives who are necessary for the long-term success of the Company; and

  •
  recognizing and rewarding outstanding individual performance.

    In order to make its recommendations to the Board concerning executive officer compensation, the Compensation Committee reviews and evaluates the Company's operating results and considers independent compensation data and the advice and reports of outside compensation consultants.

Generally, salary decisions for the current year are made in January of that year based on the prior year's performance while bonus decisions for the current year are not made until the financial results for the current year are determined, usually during the first quarter of the following year.

    The Company participates in several nationally recognized surveys on the compensation of executives. The Committee uses market comparison data from these surveys in the form of summary information for companies in the retail business with comparable annual revenues. The survey information received is not company specific. Over one hundred companies participate in the overall surveys. The Compensation Committee reviews comparison information from companies in retail generally, rather than just the Company's specialty area, because the Company believes that it competes with a wide range of companies for executive talent.

    According to these surveys, the base salaries of the Company's executive officers, except for the CEO, generally fell near the salary medians for similarly sized companies in the retail business. It is not a set policy of the Compensation Committee that such base salaries should be at the median. Instead, the Compensation Committee recognizes that variances may be appropriate when also considering the experience, performance and responsibilities of the individual executive officer. In view of the financial performance of the Company for the prior year, in 1999 the Compensation Committee generally approved 5% merit salary increases for the executive officers other than the CEO.

    The Committee engaged Frederic W. Cook & Co. ("Cook") to do a comprehensive review of the executive compensation program, which was completed in 1998. Cook also performed a top five officer competitive analysis in August 1999 using proxy information from a peer group of 20 other specialty retailers. Using the latest Cook analysis, the Company found annual, long-term and overall total compensation for the CEO and other NEOs (using an average for the other NEOs) to be near the median for the peer group.

Incentive Compensation

    Compensation for corporate performance is mainly achieved through the Company's bonus program. This program is embodied in the current Alternate Incentive Plan for Designated Senior Officers ("AIP"), the Management Incentive Plan ("MIP") and Long Term Incentive Plan ("LTIP"). Approximately 66% of the CEO's maximum cash compensation is at risk since bonuses are generally awarded only if the Company achieves certain corporate performance goals. The percentage at risk for the other NEOs ranges from 52% to 56%.

    Alternate Incentive Plan for Designated Senior Officers.  The AIP was approved by the shareholders in May 1999, and Messrs. Eugster, Wachsman, Benson and Ross were designated participants in 1999. Participation in the AIP precludes participation in the MIP and LTIP for the same performance periods. The AIP was designed so that payments are tax deductible as "performance based compensation" under Section 162(m) of the Code. The AIP establishes a performance goal for each annual and long-term performance period based on pre-tax return on net assets employed ("RONAE") and a funding pool based on a fixed percentage of the Company's operating income. The maximum bonus that can be paid to a participant is either 40% of the funding pool (CEO) or 15% of the funding pool (other participants). The Committee is not obligated to pay out the maximum bonus and for 1999 exercised its negative discretion to reduce the bonuses earned to the level that would have been earned under the terms of the MIP and LTIP as described below.

    Management Incentive Plan.  The funding of the MIP bonus pool is determined by corporate performance goals that are set by the Compensation Committee during the first quarter of each year. For 1999, the corporate performance goals were tied to earnings per share ("EPS"). Each award may be adjusted up or down to reflect personal performance on individual goals. To further encourage long-term retention of key employees, the Company pays out 80% of each bonus in cash and defers 20%. The deferred portion is paid out over a three-year period (contingent upon the participant remaining with the Company) and may increase annually based upon appreciation in the Company's earnings per share.

    For 1999 the maximum EPS target was achieved and awards totaling $5,695,150 were calculated under the MIP and were awarded to 163 participants, and, of this amount, $1,956,988 was awarded to the NEOs.

    Long Term Incentive Compensation.  The LTIP for the Company's executive officers sets Company performance goals for each year of a three-year period. The three-year cycles overlap, with a new three-year cycle beginning each year. For the initial years of the plan, 1996, 1997 and 1998, a cash award was earned on an annual basis for each year that the applicable goal was met. Payout of any earned award was deferred for one year. Beginning with the 1998 to 2000 three-year cycle, awards are earned based on meeting the combined goals for the three-year cycle, and earned awards will be paid out immediately after the end of the three-year cycle. The CEO is eligible to earn a LTIP bonus of up to 75% of his base salary on an annual basis and the other executive officers may earn bonuses of up to 37.5% to 49.5% of their base salaries on an annual basis. Target goals for the 1998-2000 performance period are based on total operating income (weighted at 75%) and average RONAE (weighted at 25%). Target goals for the 1999-2001 performance period are based on total EPS (weighted at 75%) and average RONAE (weighted at 25%). No LTIP awards were credited in 1999 since no performance period ended in 1999.

Section 162(m) Limitations

    The Board has considered the impact on the Company of the limitations imposed by Section 162(m) of the Code and has determined that it would be in the best interests of the Company to preserve the tax deduction for compensation paid to the CEO and other NEOs as much as possible, consistent with the principles of the executive compensation program. The Company's AIP, 1994 Employee Stock Option Plan and 1998 Stock Incentive Plan all satisfy the requirements for "performance-based compensation" under Section 162(m). Stock option awards to the executive officers since 1994 have been made from the 1994 and 1998 plans and it is intended that future stock option awards will be made from these plans. Any compensation realized by the executive officers when exercising such options will not count toward the $1 million limit. Beginning with 1999, annual and long-term incentive awards under the AIP also will not count toward the $1 million limit.

Other Compensation Actions

    In July 1999, the Committee authorized the Company to update and simplify the existing employment agreements for the CEO and other NEOs. The separate employment and change in control agreements were combined into one agreement with one format for the CEO and a second format for the other NEOs. The terms of the new agreements are described under the caption "1999 Employment Agreements."

Compensation of the Chief Executive Officer

    The minimum base salary of the CEO is set by, and subject to the terms of, his employment agreement. Increases are considered and recommended by the Compensation Committee, if appropriate, at the beginning of each fiscal year. Based in part on information from the Cook competitive analysis, which found the CEO's salary to be relatively low, and in part on the Committee's belief that the CEO's individual efforts contributed greatly to the Company's turnaround and to the Company's outstanding performance gains for 1998, the Committee approved a 10.2% increase in the CEO's base salary in January 1999. For 1999 the CEO earned an annual incentive award of $780,000, which was awarded under the AIP but determined using the terms of the MIP as previously described. The annual incentive award to the CEO for 1999 is included in the aggregate MIP awards described under "Management Incentive Plan." No long term award was earned as no long term performance cycle concluded in 1999.

    No stock options were awarded to the CEO in 1999. In July 1998, the Committee increased the stock option awards to the CEO and the two Vice Chairmen with the intention that they would front-end load options from 1999 into 1998. This front-end loading was considered appropriate in view of the low number of stock options awarded by the Company compared to other companies (as demonstrated by the Cook competitive analysis) and the difficulty in valuing the Company's stock options due to the stock's volatility. The Compensation Committee believes that stock option compensation encourages the CEO to improve the performance of the Company. In the Compensation Committee's opinion, the total compensation package for the CEO in 1999 appropriately reflects the Company's improved financial performance and the CEO's individual efforts in carrying out his overall responsibility for the Company.

    The foregoing report is submitted by the members of the Compensation Committee.

William A. Hodder, Chairman Michael W. Wright Tom F. Weyl

AUDIT COMMITTEE REPORT

    The Audit Committee of the Board of Directors of the Company is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The written charter is attached as Exhibit 1 to this Information Statement, of which this report is a part. Management is responsible for the Company's internal control and financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibility is to monitor and oversee these processes.

    In this context, the Committee has met and held discussions with management and the independent accountants. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent accountants also provided to the Committee the written disclosures required by Independence Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent accountants that firm's independence.

    Based upon the Committee's discussion with management and the independent accountants and the Committee's review of the representation of management and the report of the independent accountants, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission.

    The foregoing report is submitted by the members of the Audit Committee.

Kenneth F. Gorman, Chairman Josiah O. Low, III Terry T. Saario

EMPLOYMENT AGREEMENTS

1999 Employment Agreements

    The Company updated and restated its employment agreements with the CEO and certain other NEOs (the "Executives") effective July 26, 1999 (the "1999 Employment Agreements"). These superseded and replaced the existing employment agreements and change in control agreements with Messrs. Eugster, Wachsman and Benson. Additional amendments to the employment agreements between the Company and Messrs. Eugster and Benson were entered into concurrently with the execution of the Merger Agreement and are described below under the caption "Amended Employment Agreements and Consulting Agreements." The 1999 Employment Agreements provide for employment in each Executive's current position (or, except in the case of Mr. Eugster, a similar executive capacity) until July 26, 2003 for Mr. Eugster and July 26, 2002 for Messrs. Wachsman, Benson and Reckford, all subject to automatic extensions of one additional year continuously thereafter unless either party gives notice to the other that no further extension is desired by, for the next such extension, January 26, 2001, and on each anniversary of such date for successive extensions thereafter (in each case the "Employment Period"). The 1999 Employment Agreements provide that the annual base salaries of the Executives will be no less than the following amounts plus periodic increases granted pursuant to the Company's customary procedures and practices: $650,000 for Mr. Eugster; $463,773 for Mr. Wachsman, $361,452 for Mr. Benson; and $340,000 for Mr. Reckford. The purpose of these agreements is to assure the Company of the continued service of each Executive.

    The Company may terminate the employment of any Executive for cause (as narrowly defined in the employment agreements) without further obligation by the Company except for vested benefits under the Company's retirement plans. Otherwise the 1999 Employment Agreements provide for certain severance benefits in the event employment is terminated for other reasons, including resignation, death or disability, except for voluntary resignation in the case of Messrs. Wachsman, Benson and Reckford. If the Executive is terminated due to a material breach by the Company (including a significant reduction in the Executive's authority or responsibility), the Executive would be entitled for the remainder of the current Employment Period to his salary and all other benefits, including a supplemental retirement benefit and substitute annual and long-term incentive awards and immediate vesting of all stock awards. The foregoing payments and benefits are reduced for compensation and benefits received from other employment or consulting positions, and, except in the case of Mr. Eugster, the Executive is required to mitigate damages by seeking and accepting such employment. In consideration of the benefits provided in the employment agreements, the Executives have agreed to certain non-compete and non-disclosure provisions.

    The 1999 Employment Agreements define a change of control as any event, not approved in advance by the Continuing Directors, whereby any person becomes the beneficial owner of 25% or more of the Company's Common Stock, any reorganization, merger, consolidation, liquidation, dissolution or sale of all or substantially all of the Company's assets not approved by the Continuing Directors in advance, any occurrence whereby a majority of the directors of the Company are not Continuing Directors, i.e., are persons who generally were not nominated for election nor appointed to fill vacancies by the incumbent board of directors, or any other occurrence if a majority of the Continuing Directors determines a change of control has in effect occurred. Upon a change of control, the 1999 Employment Agreements guarantee that the employment of Mr. Eugster will continue for a period of at least 36 months, and the employment of the other Executives will continue for a period of at least 24 months and that all perquisites, benefits and incentives will continue. In the event the Executive is entitled to severance benefits following a change of control, such benefits, including certain accelerated retirement benefits, generally are payable in a lump sum and are calculated on a minimum of 36 months for Mr. Eugster and 24 months for the other Executives. In addition, after a change of control the Executive may request that a trust be established by the Company to fund all amounts to which the Executive is or may become entitled.

    Should payments under the employment agreements become subject to the 20% excise tax under Section 4999 of the Code, the Company will pay such additional amounts as would put the Executive in the same after-tax position as if such excise tax did not apply.

Amendments to Employment Agreements and Consulting Agreements

    Amendments to Employment Agreements.  On December 6, 2000, concurrent with the execution of the Merger Agreement, Messrs. Eugster and Benson each entered into a First Amendment and Clarification to Employment Agreement with the Company and Best Buy (the "Amendments to Employment Agreements"). The Amendments to Employment Agreements are more fully described in Item 3 of the Schedule 14D-9, of which this Information Statement is a part.

    Consulting Agreement.  Concurrent with the execution of the Merger Agreement, Mr. Eugster entered into a Consulting Agreement (the "Consulting Agreement") with Best Buy. The Consulting Agreement is more fully described in Item 3 of the Schedule 14D-9, of which this Information Statement is a part.

    Post-Merger Employment Agreement with Best Buy.  Concurrent with the execution of the Merger Agreement, Mr. Benson entered into a post-merger employment agreement (the "Post-Merger Employment Agreement") with Best Buy. The Post-Merger Employment Agreement is more fully described in Item 3 of the Schedule 14D-9, of which this Information Statement is a part.

PENSION PLAN

    The Company maintains a non-contributory defined benefit plan, The Musicland Group, Inc. Employees' Retirement Plan (the "Retirement Plan"), qualified under Section 401 of the Code, in which its regular, non-union employees hired before July 1, 1990, except hourly store clerk employees hired after January 1, 1989, participate. Messrs. Eugster and Benson participate in the Retirement Plan and Messrs. Wachsman and Reckford receive comparable benefits under the Supplemental Retirement Plan described below.

    Prior to January 1, 1989, accrued retirement benefits were calculated by using a formula that took into account average base compensation, credited service and primary Social Security benefits payable at retirement, with the normal monthly retirement benefit being an amount equal to 4% of average base compensation times years of credited service (maximum 15 years), less two-thirds of monthly primary Social Security benefits. An employee's average base compensation was defined as one-twelfth of his or her average annual base compensation during all his or her plan years of participation while an employee.

    Effective January 1, 1989, for any participant who completes at least one hour of service on or after January 1, 1989, the accrued retirement benefit formula was amended to be 1% of the participant's average pensionable compensation that does not exceed the participant's covered compensation for such plan year plus a percentage (from 1.65% to 1.75% depending upon the participant's applicable Social Security retirement age prior to January 1, 1992, but limited to 1.65% for all employees after January 1, 1992) of the participant's average base compensation which exceeds the participant's covered compensation for such plan year times the years of benefit service (maximum 35 years). A participant keeps his or her accrued retirement benefit calculated as of December 31, 1988 under the old formula as long as that benefit is greater than his or her current accrued retirement benefit calculated under the new formula. For purposes of calculating the new formula, a participant's base compensation for years prior to January 1, 1984 is deemed to be the same as the base compensation in effect on that date and, for years beginning with January 1, 1989, will include all cash compensation (including bonuses and overtime). Covered compensation relates to the average of the taxable wage bases in effect for each calendar year during the 35-year period prior to the participant reaching Social Security retirement age. The Company has agreed to freeze participation and benefit accruals under the Retirement Plan effective as of December 31, 2000.

    A participant whose employment terminates prior to age 65 and who does not qualify for an early retirement benefit, disability retirement benefit or death benefit (all of which are also provided for by the Retirement Plan) is entitled to a fully vested and nonforfeitable deferred retirement benefit if the participant has been credited with "elapsed time as an employee" of at least five years. The basic pension is a monthly pension payable during the participant's lifetime commencing at age 65. Early retirement, disability retirement and deferred retirement benefits are reduced if payment of any such benefits commences prior to the participant's normal retirement date (age 65 and five years of participation in the Retirement Plan). The Retirement Plan contains provisions for optional methods of benefit payments including lump sum payments under certain circumstances.

    The following table sets forth the estimated annual benefits payable upon normal retirement at age 65 (calculated as a straight life annuity) assuming retirement in 1999 at age 65 and based upon the specified cash compensation (which for the NEOs (other than Messrs. Ross and Reckford, as described below) would be the amounts listed under the salary and bonus columns) and years-of-service classifications. The amounts shown below are maximum amounts and do not take into consideration the Social Security offset portion of the formula nor the limits on retirement benefits imposed by Sections 415 and 417(e) of the Code.

Pension Plan Table

	Years of Service
Average Cash Compensation	15	20	25	30	35
$125,000	$28,600	$38,100	$47,600	$57,100	$66,700
150,000	34,800	46,300	57,900	69,500	81,100
175,000	40,900	54,600	68,200	81,900	95,500
200,000	47,100	62,800	78,500	94,300	110,000
225,000	53,300	71,100	88,900	106,600	124,400
300,000	71,900	95,800	119,800	143,800	167,700
400,000	96,600	128,800	161,000	193,300	225,500
450,000	109,000	145,300	181,700	218,000	254,300
500,000	121,400	161,800	202,300	242,800	283,200
750,000	183,300	244,300	305,400	366,500	427,600
1,000,000	245,100	326,800	408,500	490,300	572,000

    Mr. Ross' accruals under the Retirement Plan terminated upon his resignation, effective July 21, 2000, and his current compensation is zero. Mr. Reckford's current compensation is based on his current salary of $375,000 and his bonus for fiscal year 2000, which will be determined after the fiscal year ends.

    Section 415 of the Code places a limit (at $135,000 in 2000) on the amount of annual benefits that may be paid from a plan such as the Retirement Plan. Section 417(e) of the Code also imposes a combined limitation where an employee is covered by benefits from both a defined benefit pension plan and a defined contribution plan, and, beginning in 2000, only the first $170,000 of compensation (annually indexed for inflation) may be considered for Retirement Plan purposes. In October 1998, the Company adopted an unfunded, non-qualified Supplemental Executive Retirement Plan ("SERP") in which Messrs. Eugster, Wachsman and Benson and beginning in 2000, Mr. Reckford participate. The SERP provides pension benefits equal to those the participant would have received under the Pension Plan assuming the limitations of both Section 415 and Section 417(e) of the Code were not in effect. Under the SERP, average annual cash compensation is defined as the highest paid five years of the last ten years worked prior to retirement. Participants must attain five years of service following eligibility in order to vest in the SERP retirement benefit. Upon reaching five years, all prior service is recognized. SERP benefits are reduced by amounts payable through the Pension Plan, split dollar life insurance policies and any other Company-funded pension benefits. The Company has enabled Messrs. Eugster and Benson to obtain life insurance policies under a "split-dollar" arrangement, which should not result in a long-term cost to the Company due to the features of the policies.

    As of December 5, 2000, the estimated years of benefit service for Messrs. Eugster, Wachsman, Benson, Ross and Reckford were 20.5 years, 4.5 years, 20.5 years, 15.8 years and 1.6 years respectively.

STOCK PERFORMANCE GRAPH

    The following performance graph compares the Company's cumulative total stockholder return on its Common Stock for the period beginning December 31, 1994, until December 31, 1999, with the cumulative total returns of the Standard & Poor's Corporation ("S&P") 500 Stock Index and the S&P Retail Stores Composite Index. The comparison assumes $100 was invested in the Company's Common Stock and in each index at the beginning of the comparison period and reinvestment of dividends.

	Dec. 31, 1994	Dec 31, 1995	Dec 31, 1996	Dec 31, 1997	Dec 31, 1998	Dec 31, 1999
Musicland Stores Corp.	100.00	47.22	16.67	81.24	170.83	93.76
S&P 500	100.00	137.58	169.17	225.60	290.08	351.12
S&P Retail Composite	100.00	112.08	132.07	191.04	308.20	247.59

CERTAIN TRANSACTIONS

Restricted Shares

    As part of the acquisition of MGI by the Company, the officers of MGI at the time (the "Management Investors") entered into a subscription agreement with the Company (the "Management Subscription Agreement") pursuant to which the Management Investors purchased approximately 21% of the Company's then outstanding shares of Common Stock as follows. On August 25, 1988, the Management Investors purchased at $2.50 per share, for an aggregate purchase price of $5.5 million,

2,200,000 shares of Common Stock ("Cash Shares"). The Management Investors also purchased 2,000,000 shares of Common Stock ("Restricted Shares") in consideration for the payment of $5,000, or $.0025 per share, on August 25, 1988. The Restricted Shares were originally subject to a four-year vesting schedule, which has been completed. Although holders of Restricted Shares have voting and dividend rights, no Restricted Shares are transferable by the holder thereof until such holder has paid the Company an additional $2.4975 or $4.4975 per share, as applicable. (The Management Investors are not obligated to make such additional payment.) However, after August 25, 2003, the Company may buy back the Restricted Shares for $.0025 per share. At December 5, 2000, 1,673,765 shares of the Restricted Stock remained outstanding.

Registration Rights

    The Company has granted to the Management Investors certain demand and piggy-back registration rights with respect to the Common Stock. The Company is obligated to pay the expenses (excluding underwriting discounts and commissions) of such registrations and to indemnify the Management Investors for certain registration related liabilities. The Restricted Shares were registered with the SEC on a Form S-3 Registration Statement filed April 30, 1998.

CERTAIN BUSINESS RELATIONSHIPS

    The Company retained DLJ to render an opinion to the Board of Directors in connection with the Offer and the Merger. Pursuant to the terms of DLJ's engagement, the Company has agreed to pay DLJ for its services an aggregate fee of $1.0 million. Josiah O. Low III, a member of the Board of Directors of the Company, was a managing director at DLJ until it was acquired by an affiliate of Credit Suisse First Boston Corporation, and Mr. Low is currently a managing director of Credit Suisse First Boston Corporation.

SECTION 16(a) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange. Such persons are also required to furnish the Company with copies of all Section 16(a) forms they file.

    Based on the Company's review of the copies of such forms received by it with respect to Fiscal Year 1999 and written representations received from the Company's directors and executive officers that no Forms 5 were required for such persons, the Company believes that all Section 16(a) filing requirements have been complied with by such reporting persons. However, 10% beneficial holder, Alfred S. Teo and Annie Teo, joint tenants, had the following late filings for fiscal years 1998 and 1999: a Form 4 for the month of September 1998 was filed May 10, 1999 covering the purchase of 11,100 shares and a Form 4 for the month of March 1999 was filed May 10, 1999 covering the sale of 151,300 shares.

Exhibit 1 to Annex B

CHARTER

Audit Committee of the Board of Directors

THE MUSICLAND GROUP, INC.

    The Audit Committee is appointed by the Board of Directors ("Board") to assist the Board in fulfilling its fiduciary responsibilities related to monitoring corporate accounting, financial reporting practices, the quality and integrity of financial reports, legal compliance, business ethics, performance of the Company's internal auditors and independence and performance of the Company's independent auditors.

    The Company's Bylaws set forth the basic responsibilities and Board procedures for the Audit Committee. This Charter is intended to supplement the Bylaw provisions and to specify in more detail the membership and responsibilities of the Committee, as outlined below.

Membership

    The Audit Committee shall consist of not fewer than three members of the Board who meet the independence and experience requirements of the New York Stock Exchange. No member of the Committee shall be an active or retired employee of the Company, and all shall be independent of management and free from any relationship that, in the business judgment of the Board, would interfere with their independent judgment as a member of the Committee.

Responsibilities

    The Audit Committee serves as the representative of the Board for the general oversight of Company affairs in the area of financial accounting and reporting and the underlying internal controls as well as the financial aspects of the Company's funded benefit plans. Through its activities, the Committee will facilitate open communication among directors, the Company's independent auditors, its internal audit function and management.

    The Audit Committee will assist the Board in discharging its fiduciary responsibilities to shareholders, providing assurance as to the independence of the Company's independent auditors and the adequacy of disclosure to shareholders and to the public.

    The Audit Committee will be responsible for the following activities, as well as reporting to the Board, where appropriate:

Overall Control Environment

1.
Evaluate the Company's internal control environment. This will be done through ongoing discussions with Internal Audit, the independent auditors and management and through a review of reports on control.

2.
Assess management's attitude toward internal control.

Accounting and Reporting

1.
Review and where appropriate, authorize proposals from management, the independent auditors and Internal Audit to establish or change significant accounting policies and practices.

2.
Review and discuss with the independent auditors and management the following:

•
Significant accounting and reporting issues and underlying judgments;

•
Nature and substance of significant accruals, reserves and estimates;

  •
  Fairness of reported results of operations and financial position;

  •
  Where necessary, quarterly financial reports (10-Q's)

  •
  Annual 10-K, audited financial statements and proxy reports, providing recommendation to the Board that the above mentioned be included in the Company's Annual Report.

3.
Report to the full Board on the results of their review and discussions.

Independent Audit

1.
Review management's annual recommendation for appointment of the independent auditors, making the necessary recommendations to the Board.

2.
Require the Company's independent auditors to review the financial information included in the Company's Quarterly Reports 10-Q.

3.
Review and approve the scope of the external audit, the overall audit approach and the key audit risk considerations.

4.
Review results of the annual audit report and solicit auditor observations about the corporate control environment and overall fairness of the annual financial statements.

5.
Require an annual written report from the independent auditors, discuss with them their independence and objectivity and if appropriate, recommend to the Board that the independent auditors be replaced.

6.
Review the reasonableness of the independent auditors' fees while ensuring a comprehensive and complete audit is performed.

7.
Evaluate the effectiveness of the independent auditors' performance on all aspects of the engagement.

Internal Audit

1.
Review the process for establishing and monitoring internal controls throughout the company.

2.
Review and understand the internal auditors' processes for assessing risks in creating their annual audit plan.

3.
Review and approve the annual audit plan for the internal audit activities of the company including subsequent changes, for adequacy of insurance coverage and coordination with the independent auditors.

4.
Review the results of the internal audit department on an ongoing basis through discussions with the head of Internal Audit and a review of reports on control.

Other Responsibilities

1.
Hold at least three regularly scheduled meetings each year. Additional meetings, including telephone meetings, may occur more frequently as circumstances dictate. A majority of the members shall constitute a quorum of the Audit Committee. The majority present shall have the ability to decide any question brought before any meeting of the Committee. The Chair of Audit Committee is authorized to review and discuss with the independent auditors and management the 10-Q reports on behalf of the Committee. Written minutes of all meetings will be maintained.

2.
Review and assess the Company's asset protection programs conducted by Loss Prevention.

3.
Provide written disclosure in the Company's proxy statement regarding the Committee's Charter, including a copy of the Charter, and review and reassess the adequacy of this Charter annually and report recommended changes to the Board for approval.

4.
Review at least annually, a report from the Corporate General Counsel on litigation and other matters that may have a material impact on the financial statements.

5.
Review and monitor the Compliance Program surveys conducted by the Corporate General Counsel and the Human Resource Department.

6.
Review the results of the annual audit of Officer and Director Expenses and perquisites conducted by the internal audit department.

    While the Audit Committee has the responsibilities and powers set forth above, it is not their duty to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company's Compliance Policy.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Letter from the Chairman, Chief Executive Officer and President of the Company to the stockholders of the Company, dated December 21, 2000 (filed herewith).
(a)(2)	Offer to Purchase dated December 21, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser filed on December 21, 2000).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of the Purchaser filed on December 21, 2000).
(a)(4)	Opinion of Donaldson, Lufkin and Jenrette Securities Corporation, dated December 6, 2000 (included as Annex A to this Schedule 14D-9).
(a)(5)	Press Release issued by the Company on December 7, 2000 (incorporated by reference to press release under cover of Schedule 14D-9C filed by the Company on December 7, 2000).
(e)(1)	Agreement and Plan of Merger, dated as of December 6, 2000, among Best Buy Co., Inc., the Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(2)	Stock Option Agreement, dated as of December 6, 2000, by and among Best Buy Co., Inc., EN Acquisition Corp. and the Company (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(3)	Mutual Nondisclosure, Nonsolicitation and Exclusivity Agreement, dated August 31, 2000, between Best Buy Co., Inc. and the Company (incorporated by reference to Exhibit (d)(13) to the Schedule TO of the Purchaser filed on December 21, 2000.
(e)(4)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Jack W. Eugster (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(5)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Keith A. Benson (incorporated by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(6)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Kenneth F. Gorman (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by the Company on December 8, 2000).
(e)(7)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and William A. Hodder (incorporated by reference to Exhibit 2.6 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(8)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Josiah O. Low, III. (incorporated by reference to Exhibit 2.7 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(9)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Terry T. Saario (incorporated by reference to Exhibit 2.8 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(10)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Alfred Teo and Annie Teo (incorporated by reference to Exhibit 2.9 to the Current Report on 8-K filed by the Company on December 8, 2000).

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(e)(11)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr. (incorporated by reference to Exhibit 2.10 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(12)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Tom F. Weyl (incorporated by reference to Exhibit 2.11 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(13)	Shareholder Support Agreement, dated as of December 6, 2000, by and between Best Buy Co., Inc., EN Acquisition Corp. and Michael W. Wright (incorporated by reference to Exhibit 2.12 to the Current Report on 8-K filed by the Company on December 8, 2000).
(e)(14)	First Amendment and Clarification to Employment Agreement dated as of December 6, 2000, between the Company, Musicland Group, Inc., Best Buy Co., Inc. and Jack W. Eugster (incorporated by reference to Exhibit (d) (14) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(15)	First Amendment and Clarification to Employment Agreement dated as of December 6, 2000, between the Company, Musicland Group, Inc., Best Buy Co., Inc. and Keith A. Benson (incorporated by reference to Exhibit (d) (15) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(16)	Consulting Agreement dated as of December 6, 2000, between Jack W. Eugster and Best Buy Co., Inc. (incorporated by reference to Exhibit (d)(16) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(17)	Post-Merger Employment Agreement dated as of December 6, 2000, between Keith A. Benson, the Company, Musicland Group, Inc. and Best Buy Co., Inc. (incorporated by reference to Exhibit (d)(17) to the Schedule TO of the Purchaser filed on December 21, 2000).
(e)(18)	Amendment to Rights Agreement dated as of December 6, 2000, to the Rights Agreement between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A/A filed by the Company on December 13, 2000).
(e)(19)	Information Statement of the Company dated December 21, 2000 (included as Annex B hereto).

*
Included with Schedule 14D-9 mailed to Company stockholders.

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SIGNATURE
ANNEX A
ANNEX B MUSICLAND STORES CORPORATION 10400 Yellow Circle Drive Minnetonka, Minnesota 55343
RIGHT TO DESIGNATE DIRECTORS
CERTAIN INFORMATION ABOUT THE COMPANY
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT
BOARD OF DIRECTORS
EXECUTIVE OFFICERS AND COMPENSATION
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
AUDIT COMMITTEE REPORT
EMPLOYMENT AGREEMENTS
PENSION PLAN
Pension Plan Table
STOCK PERFORMANCE GRAPH
CERTAIN TRANSACTIONS
CERTAIN BUSINESS RELATIONSHIPS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CHARTER Audit Committee of the Board of Directors THE MUSICLAND GROUP, INC.
Membership
Responsibilities
Overall Control Environment
Accounting and Reporting
Independent Audit
Internal Audit
Other Responsibilities
EXHIBIT INDEX